Exhibit 3.1

CERTIFICATE OF AMENDMENT OF THE

CERTIFICATE OF INCORPORATION OF GETTHERE.COM, INC.

GetThere.com, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Corporation")

DOES HEREBY CERTIFY:

FIRST: The name of the Corporation is GetThere.com, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware is August 13, 1999, under the name of GetThere.com, Inc.

THIRD: That at a regularly scheduled meeting of the Board of Directors, the Board of Directors of the Corporation adopted the following resolution setting forth a proposed amendment to the Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and directing that said amendment be submitted to the stockholders at the next annual stockholder meeting and that a vote of the stockholders entitled to vote thereon shall be taken for and against said amendment:

"RESOLVED, that Article 1 of the Certificate of Incorporation of the Corporation be amended to read in its entirety as follows:

"The name of this Corporation is GetThere Inc.""

FOURTH: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law.

IN WITNESS WHEREOF, this Corporation has caused this Certificate of Amendment of the Certificate of Incorporation to be signed by its President this 23rd day of June, 2000.

GetThere Inc.

/s/ Gadi Maier

Gadi Maier
Chief Executive Officer and President